EXHIBIT 99.1

Brookfield Infrastructure Announces Reorganization of Brookfield Infrastructure Corporation

BROOKFIELD, NEWS, Oct. 09, 2024 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN) (the “Partnership”) and Brookfield Infrastructure Corporation (“BIPC”) (TSX, NYSE: BIPC) today announced their intention to complete a reorganization (the “Arrangement”) that maintains the benefits of Brookfield Infrastructure’s business structure, while addressing proposed amendments to the Income Tax Act (Canada) that are expected to result in additional costs to BIPC if no action is taken.

BIPC was created by the Partnership in 2020 to provide investors with an opportunity to gain access to the Partnership’s globally diversified portfolio of high-quality infrastructure assets through a corporate structure. BIPC provides shareholders with the benefits of broader index inclusion, a differentiated investor base, improved trading liquidity, a simplified tax reporting framework and higher after-tax yield for certain shareholders.

Since the initial listing of BIPC, the market capitalization of Brookfield Infrastructure has grown from $17 billion to $29 billion and the average daily trading volume has doubled. Our investor base has tripled in size and is more diverse, with U.S. and non-Canadian investors now representing over 55% of our investor base.

Following the Arrangement, BIPC shareholders will own an economically equivalent security that provides the same economic benefits and governance of investing in our company today. The Arrangement is also expected to be tax-deferred for the vast majority of investors, including Canadian and U.S. shareholders.

The Arrangement will be implemented pursuant to a court-approved plan of arrangement and will require shareholder approval. A management information circular outlining the transaction in detail is expected to be mailed to BIPC shareholders at the end of October, in advance of a special meeting of shareholders (the “Meeting”) to be held virtually on December 3, 2024 at 8:00 a.m. (Eastern time). Shareholders of record as of the close of business on October 21, 2024 will be entitled to vote at the Meeting. Subject to the receipt of court and shareholder approval, and the satisfaction of certain other customary conditions, it is anticipated that the Arrangement will be completed in the fourth quarter of 2024. The newly issued class A exchangeable subordinate voting shares are expected to be listed on the Toronto Stock Exchange and New York Stock Exchange and will trade under the same “BIPC” symbol.

The BIPC Nominating and Governance Committee unanimously determined that the Arrangement is in the best interests of the corporation and recommended that the BIPC board of directors (the “Board”) approve the Arrangement and recommend that holders of exchangeable shares vote in favour of the Arrangement.

The Board1, on the recommendation of the Nominating and Governance Committee, determined that the Arrangement is in the best interest of BIPC and unanimously resolved to approve the Arrangement and recommend that holders of exchangeable shares vote in favour of the Arrangement. In making its determination, the Board considered, among other factors, the fairness opinion of RBC Dominion Securities Inc. (“RBC”) to the effect that, as of October 9, 2024 and subject to the assumptions, limitations and qualifications described therein, the consideration to be received by Public Holders (as defined in RBC’s fairness opinion) of exchangeable shares pursuant to the Arrangement is fair, from a financial point of view to such shareholders. A copy of the fairness opinion will be included in the management information circular.

Investors in the Partnership will not be impacted by the Arrangement and are not required to approve the Arrangement or take any other action.

Copies of the management information circular, the arrangement agreement, the plan of arrangement and certain related documents will be filed with the applicable Canadian securities regulators and with the United States Securities and Exchange Commission and will be available on SEDAR+ at https://sedarplus.ca and on EDGAR at https://sec.gov.

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About Brookfield Infrastructure

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at https://bip.brookfield.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with approximately $1 trillion of assets under management. For more information, go to https://brookfield.com.

Contact Information

Media:	Investors:
Simon Maine	Stephen Fukuda
Managing Director	Senior Vice President
Corporate Communications	Corporate Development & Investor Relations
Tel: +44 739 890 9278	Tel: +1 416 956 5129
Email: simon.maine@brookfield.com	Email: stephen.fukuda@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of applicable securities laws. The words, “will”, “intend” and “expect” or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects, and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this news release include statements regarding the Partnership and BIPC’s beliefs on certain benefits of the Arrangement and the anticipated tax treatment of the proposed transaction for BIPC and its shareholders resident in Canada and the U.S. Factors that could cause actual results, performance, achievements or events to differ from current expectations include, among others, risks and uncertainties related to: obtaining approvals, rulings, court orders, or satisfying other requirements, necessary or desirable to permit or facilitate completion of the Arrangement (including regulatory and shareholder approvals); future factors that may arise making it inadvisable to proceed with, or advisable to delay, all or part of the Arrangement; the potential benefits of the Arrangement; and business cycles, including general economic conditions. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.

Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release are described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in each of the Partnership’s and BIPC’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Certain risks and uncertainties specific to the proposed Arrangement will be further described in the management information circular to be mailed to shareholders in advance of the Meeting. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise. All references to “$” or “dollars” are to U.S. dollars.

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1 Excluding Jeffrey Blidner who, as Vice Chair of Brookfield Corporation, recused himself from voting.